UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time IMMEDIATE

Date 17 April 2013

Number 05/13

BHP BILLITON PRODUCTION REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2013

- **Full year production guidance is retained for our major businesses following another quarter of robust operating performance.**
- **Western Australia Iron Ore achieved record production for the nine month period ended March 2013. Production guidance of 183 million tonnes (100% basis) for the 2013 financial year remains unchanged, despite cyclone related downtime during the period. An annualised production rate approaching 200 million tonnes (100% basis) is anticipated for the June 2013 quarter.**
- **Onshore US produced more than five million barrels of liquids during the March 2013 quarter and the Eagle Ford is now our single largest liquids producing field. Petroleum production guidance for the 2013 financial year remains unchanged at approximately 240 million barrels of oil equivalent.**
- **Copper in concentrate production at Escondida increased by 61% during the nine month period ended March 2013. Total Escondida copper production remains on track to increase by at least 20% in the 2013 financial year.**
- **Queensland Coal production was affected by adverse weather conditions during the March 2013 quarter. However, recently installed flood mitigation infrastructure enabled a rapid recovery in performance and the business was operating at full supply chain capacity at the end of the period.**

Petroleum

	MAR 2013 YTD	MAR 2013 QTR	MAR YTD13 vs MAR YTD12	MAR Q13 vs MAR Q12	MAR Q13 vs DEC Q12
Crude oil, condensate and natural gas liquids ('000 boe)	66,610	20,871	1%	-4%	-10%
Natural gas (bcf)	659.78	207.27	10%	-1%	-6%
Total petroleum products (million boe)	176.57	55.42	6%	-2%	-7%

Total petroleum production – An average production rate of 644 thousand barrels of oil equivalent per day was achieved during the nine month period ended March 2013. Guidance for the 2013 financial year remains unchanged at approximately 240 million barrels of oil equivalent.

Crude oil, condensate and natural gas liquids – A 15 per cent increase in liquids production at our Onshore US business during the March 2013 quarter partially offset cyclone related downtime at our Western Australian operations, extended maintenance and drilling delays at our non-operated facilities in the Gulf of Mexico (US) and natural field decline.

Onshore US produced more than five million barrels of liquids during the March 2013 quarter and the Eagle Ford is now our single largest liquids producing field. These record volumes are expected to grow further in the June 2013 quarter as additional wells come online and infrastructure projects are completed.

Natural gas – A reduction in gas production in the March 2013 quarter reflected lower levels of drilling activity in our dry gas Haynesville and Fayetteville fields (US) and a seasonal reduction in natural gas demand at Bass Strait (Australia).

Aluminium and Nickel

	MAR 2013 YTD	MAR 2013 QTR	MAR YTD13 vs MAR YTD12	MAR Q13 vs MAR Q12	MAR Q13 vs DEC Q12
Alumina ('000 tonnes)	3,615	1,213	16%	15%	-2%
Aluminium ('000 tonnes)	871	304	-4%	10%	2%
Nickel ('000 tonnes)	113.8	42.1	-1%	1%	21%

Alumina – The continued ramp up of the Efficiency and Growth project at Worsley (Australia) contributed to record alumina production for the nine month period ended March 2013.

Aluminium – An increase in metal production from the March 2012 quarter reflected a return to full technical capacity at Hillside (South Africa).

Nickel – Nickel production increased by 21 per cent from the December 2012 quarter as the Nickel West smelter and refinery (Australia) returned to full capacity following the successful completion of planned maintenance in the prior period. Total nickel production was further supported by strong performance at Cerro Matoso (Colombia).

Base Metals

	MAR 2013 YTD	MAR 2013 QTR	MAR YTD13 vs MAR YTD12	MAR Q13 vs MAR Q12	MAR Q13 vs DEC Q12
Copper ('000 tonnes)	876.2	307.1	12%	9%	4%
Lead (tonnes)	147,398	49,080	-16%	-8%	6%
Zinc (tonnes)	82,324	30,193	1%	2%	15%
Silver ('000 ounces)	26,565	8,843	-11%	-9%	3%
Uranium oxide concentrate (Uranium) (tonnes)	2,989	933	7%	4%	-8%

Copper – Copper in concentrate production at Escondida (Chile) increased by 61 per cent during the nine month period ended March 2013. Production benefited from an increase in the average copper grade mined to 1.4 per cent. Total Escondida copper production remains on track to increase by at least 20 per cent in the 2013 financial year.

Antamina (Peru) achieved record production for the nine month period ended March 2013, despite a temporary reduction in the copper to zinc ore grade ratio during the recent quarter. Olympic Dam (Australia) production increased by 42 per cent in the March 2013 quarter following the completion of major planned maintenance in the prior period.

Lead/silver – Lead and silver production decreased at Cannington (Australia) during the nine month period ended March 2013 due to lower average ore grades.

Zinc – Production increased by 15 per cent from the December 2012 quarter and reflected a temporary increase in the grade profile at Antamina.

Uranium – Uranium production increased by seven per cent during the nine month period ended March 2013 due to higher recoveries and increased plant availability at Olympic Dam.

BHP Billiton Production Report for the nine months ended 31 March 2013 2

Diamonds and Specialty Products

	MAR 2013 YTD	MAR 2013 QTR	MAR YTD13 vs MAR YTD12	MAR Q13 vs MAR Q12	MAR Q13 vs DEC Q12
Diamonds ('000 carats)	930	322	-32%	-26%	9%

Diamonds – On 10 April 2013, BHP Billiton completed the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Dominion Diamond Corporation for an aggregate cash consideration of US$553 million (after adjustments).

Iron Ore

	MAR 2013 YTD	MAR 2013 QTR	MAR YTD13 vs MAR YTD12	MAR Q13 vs MAR Q12	MAR Q13 vs DEC Q12
Iron ore ('000 tonnes)	122,167	40,205	3%	6%	-5%

Iron ore – Western Australia Iron Ore (WAIO) achieved record production for the nine month period ended March 2013. Production guidance of 183 million tonnes (100 per cent basis) for the 2013 financial year remains unchanged, despite cyclone related downtime during the period. An annualised production rate approaching 200 million tonnes (100 per cent basis) is anticipated for the June 2013 quarter.

The Jimblebar Mine Expansion is on schedule for first production in the March 2014 quarter and will broadly match mine and port capacity at 220 million tonnes per annum (100 per cent basis). The progressive debottlenecking of the supply chain is expected to underpin substantial low cost, longer term growth in our WAIO business.

Samarco (Brazil) continued to operate at capacity during the March 2013 quarter.

Manganese

	MAR 2013 YTD	MAR 2013 QTR	MAR YTD13 vs MAR YTD12	MAR Q13 vs MAR Q12	MAR Q13 vs DEC Q12
Manganese ore ('000 tonnes)	6,271	2,008	7%	-2%	-5%
Manganese alloy ('000 tonnes)	426	143	-19%	4%	-7%

Manganese ore – Record ore production for the nine month period ended March 2013 reflected a substantial improvement in plant availability at GEMCO (Australia), the world's largest and lowest cost manganese operation.

Manganese alloy – The decrease in alloy volumes during the nine month period ended March 2013 was largely attributable to the permanent closure of energy intensive silicomanganese production at Metalloys (South Africa) in January 2012.

Metallurgical Coal

	MAR 2013 YTD	MAR 2013 QTR	MAR YTD13 vs MAR YTD12	MAR Q13 vs MAR Q12	MAR Q13 vs DEC Q12
Metallurgical coal ('000 tonnes)	26,792	8,966	7%	22%	1%

Metallurgical coal – Queensland Coal (Australia) production was affected by adverse weather conditions during the March 2013 quarter. However, recently installed flood mitigation infrastructure enabled a rapid recovery in performance and the business was operating at full supply chain capacity at the end of the period. South Walker Creek achieved record quarterly production following the completion of a wash plant upgrade in the prior period.

BHP Billiton Production Report for the nine months ended 31 March 2013 3

Our Queensland Coal operations achieved a significant milestone during the quarter with first production achieved at the Daunia mine, ahead of schedule. The ramp up of this mine and future commissioning of Caval Ridge will underpin an increase in the capacity of our Queensland Coal business to 66 million tonnes per annum (100 per cent basis) by the end of the 2014 calendar year.

A planned longwall move at the Dendrobium mine resulted in lower production at Illawarra Coal (Australia) in the March 2013 quarter. A longwall move is scheduled at the West Cliff mine during the June 2013 quarter.

Energy Coal

	MAR 2013 YTD	MAR 2013 QTR	MAR YTD13 vs MAR YTD12	MAR Q13 vs MAR Q12	MAR Q13 vs DEC Q12
Energy coal ('000 tonnes)	53,349	15,486	1%	-10%	-15%

Energy coal – New South Wales Energy Coal (Australia) continued to benefit from the ramp up of the RX1 project with record production achieved for the nine month period ended March 2013. Production in the March 2013 quarter was affected by adverse weather conditions on the east coast of Australia and industrial action at Cerrejon Coal (Colombia) that preceded successful resolution of a new three year Enterprise Agreement.

BHP Billiton Production Report for the nine months ended 31 March 2013 4

This report, together with the Exploration and Development Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 31 March 2013.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations

Australia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 477 325 803 email: Gabrielle.Notley@bhpbilliton.com

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Eleanor Nichols

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United Kingdom

Ruban Yogarajah

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Jennifer White

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Americas

Jaryl Strong

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Investor Relations

Australia

James Agar

Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: James.Agar@bhpbilliton.com

Andrew Gunn

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United Kingdom and South Africa

Tara Dines

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Americas

Brendan Harris

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Matt Chism

Tel: +1 71 359 96158 Mobile: +1 281 782 2238 email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

BHP Billiton Plc Registration number 3196209

Registered in Australia

Registered in England and Wales

Registered Office: 180 Lonsdale Street

Registered Office: Neathouse Place

Melbourne Victoria 3000 Australia

London SW1V 1BH United Kingdom

Tel +61 1300 55 4757 Fax +61 3 9609 3015

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Production Report for the nine months ended 31 March 2013 5

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE		
		MAR 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012	MAR YTD13 vs MAR YTD12	MAR Q13 vs MAR Q12	MAR Q13 vs DEC Q12
PETROLEUM									
Crude oil & condensate	('000 bbl)	18,127	19,228	**16,689**	**53,953**	55,475	-3%	-8%	-13%
Natural gas	(bcf)	209.17	219.66	**207.27**	**659.78**	601.01	10%	-1%	-6%
NGL	('000 boe)	3,609	4,064	**4,182**	**12,657**	10,327	23%	16%	3%
Total petroleum products	(million boe)	56.60	59.90	**55.42**	**176.57**	165.98	6%	-2%	-7%
ALUMINIUM AND NICKEL									
Alumina	('000 tonnes)	1,052	1,232	**1,213**	**3,615**	3,113	16%	15%	-2%
Aluminium	('000 tonnes)	277	297	**304**	**871**	905	-4%	10%	2%
Nickel	('000 tonnes)	41.7	34.7	**42.1**	**113.8**	115.2	-1%	1%	21%
BASE METALS									
Copper	('000 tonnes)	281.4	295.2	**307.1**	**876.2**	782.0	12%	9%	4%
Lead	(tonnes)	53,560	46,135	**49,080**	**147,398**	176,211	-16%	-8%	6%
Zinc	(tonnes)	29,727	26,209	**30,193**	**82,324**	81,469	1%	2%	15%
Gold	(ounces)	44,684	38,092	**42,076**	**112,604**	128,130	-12%	-6%	10%
Silver	('000 ounces)	9,715	8,557	**8,843**	**26,565**	29,769	-11%	-9%	3%
Uranium oxide concentrate	(tonnes)	896	1,014	**933**	**2,989**	2,805	7%	4%	-8%
Molybdenum	(tonnes)	521	410	**321**	**1,185**	1,882	-37%	-38%	-22%
DIAMONDS AND SPECIALTY PRODUCTS									
Diamonds	('000 carats)	433	295	**322**	**930**	1,371	-32%	-26%	9%
IRON ORE									
Iron ore	('000 tonnes)	37,943	42,190	**40,205**	**122,167**	118,587	3%	6%	-5%
MANGANESE									
Manganese ore	('000 tonnes)	2,040	2,117	**2,008**	**6,271**	5,865	7%	-2%	-5%
Manganese alloy	('000 tonnes)	138	153	**143**	**426**	527	-19%	4%	-7%
METALLURGICAL COAL									
Metallurgical coal	('000 tonnes)	7,337	8,888	**8,966**	**26,792**	25,121	7%	22%	1%
ENERGY COAL									
Energy coal	('000 tonnes)	17,248	18,256	**15,486**	**53,349**	52,627	1%	-10%	-15%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 1

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton interest	QUARTER ENDED MAR 2012	JUN 2012	SEP 2012	DEC 2012	MAR 2013	YEAR TO DATE MAR 2013	MAR 2012
PETROLEUM								
Production								
Crude oil & condensate ('000 bbl)		18,127	15,726	18,036	19,228	**16,689**	**53,953**	55,475
Natural gas (bcf)		209.17	221.25	232.85	219.66	**207.27**	**659.78**	601.01
NGL ('000 boe) (a)		3,609	3,758	4,411	4,064	**4,182**	**12,657**	10,327
Total petroleum products (million boe)		56.60	56.36	61.25	59.90	**55.42**	**176.57**	165.98
ALUMINIUM AND NICKEL								
ALUMINA								
Saleable production ('000 tonnes)								
Worsley	86%	741	730	859	944	**911**	**2,714**	2,187
Alumar	36%	311	309	311	288	**302**	**901**	926
Total		1,052	1,039	1,170	1,232	**1,213**	**3,615**	3,113
ALUMINIUM								
Production ('000 tonnes)								
Hillside	100%	144	117	139	166	**177**	**482**	504
Bayside	100%	26	23	25	25	**26**	**76**	75
Alumar	40%	42	42	39	39	**37**	**115**	128
Mozal	47%	65	66	67	67	**64**	**198**	198
Total		277	248	270	297	**304**	**871**	905
NICKEL								
Saleable production ('000 tonnes)								
Cerro Matoso	99.9%	13.4	12.8	13.3	12.4	**12.3**	**38.0**	36.1
Nickel West	100%	28.3	29.9	23.7	22.3	**29.8**	**75.8**	79.1
Total		41.7	42.7	37.0	34.7	**42.1**	**113.8**	115.2
BASE METALS (b)								
COPPER								
Payable metal in concentrate ('000 tonnes)								
Escondida	57.5%	87.7	115.8	101.2	120.7	**128.0**	**349.9**	218.0
Antamina	33.8%	30.9	34.9	40.2	39.6	**25.2**	**105.0**	92.1
Pinto Valley	100%	-	-	-	0.5	**5.3**	**5.8**	-
Total		118.6	150.7	141.4	160.8	**158.5**	**460.7**	310.1
Cathode ('000 tonnes)								
Escondida	57.5%	47.4	48.7	41.6	40.8	**43.3**	**125.7**	123.3
Pampa Norte (c)	100%	66.2	62.1	52.7	58.8	**56.4**	**167.9**	201.6
Pinto Valley	100%	1.4	1.2	1.2	1.2	**1.2**	**3.6**	4.2
Olympic Dam	100%	47.8	49.8	37.0	33.6	**47.7**	**118.3**	142.8
Total		162.8	161.8	132.5	134.4	**148.6**	**415.5**	471.9
Total Copper		281.4	312.5	273.9	295.2	**307.1**	**876.2**	782.0
LEAD								
Payable metal in concentrate (tonnes)								
Cannington	100%	53,412	63,334	51,923	45,937	**48,899**	**146,759**	175,756
Antamina	33.8%	148	333	260	198	**181**	**639**	455
Total		53,560	63,667	52,183	46,135	**49,080**	**147,398**	176,211
ZINC								
Payable metal in concentrate (tonnes)								
Cannington	100%	12,904	12,540	11,408	13,622	**11,045**	**36,075**	42,137
Antamina	33.8%	16,823	18,208	14,514	12,587	**19,148**	**46,249**	39,332
Total		29,727	30,748	25,922	26,209	**30,193**	**82,324**	81,469

Refer footnotes on page 4.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 2

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton interest	QUARTER ENDED MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	YEAR TO DATE **MAR 2013**	MAR 2012
BASE METALS (continued)								
GOLD								
Payable metal in concentrate (ounces)								
Escondida	57.5%	12,732	12,817	9,419	13,877	**14,545**	**37,841**	38,037
Olympic Dam (refined gold)	100%	31,952	27,752	23,017	24,215	**27,531**	**74,763**	90,093
Total		44,684	40,569	32,436	38,092	**42,076**	**112,604**	128,130
SILVER								
Payable metal in concentrate ('000 ounces)								
Escondida	57.5%	481	488	350	481	**493**	**1,324**	1,433
Antamina	33.8%	1,170	1,043	919	934	**802**	**2,655**	3,229
Cannington	100%	7,836	9,757	7,689	6,949	**7,323**	**21,961**	24,451
Olympic Dam (refined silver)	100%	228	251	207	193	**214**	**614**	656
Pinto Valley	100%	-	-	-	-	**11**	**11**	-
Total		9,715	11,539	9,165	8,557	**8,843**	**26,565**	29,769
URANIUM OXIDE CONCENTRATE								
Payable metal in concentrate (tonnes)								
Olympic Dam	100%	896	1,080	1,042	1,014	**933**	**2,989**	2,805
Total		896	1,080	1,042	1,014	**933**	**2,989**	2,805
MOLYBDENUM								
Payable metal in concentrate (tonnes)								
Antamina	33.8%	521	464	454	410	**321**	**1,185**	1,882
Total		521	464	454	410	**321**	**1,185**	1,882
DIAMONDS AND SPECIALTY PRODUCTS								
DIAMONDS								
Production ('000 carats)								
EKATI™	80%	433	413	313	295	**322**	**930**	1,371

Refer footnotes on page 4.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 3

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton interest	QUARTER ENDED MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	YEAR TO DATE **MAR 2013**	MAR 2012
IRON ORE								
Production ('000 tonnes) (d)								
Newman (e)	85%	11,789	13,132	11,752	12,809	**13,028**	**37,589**	38,194
Goldsworthy Joint Venture	85%	37	143	432	378	**296**	**1,106**	625
Area C Joint Venture	85%	10,343	11,166	10,937	10,245	**10,983**	**32,165**	31,259
Yandi Joint Venture	85%	13,063	13,595	13,771	15,954	**13,302**	**43,027**	39,941
Samarco	50%	2,711	2,855	2,880	2,804	**2,596**	**8,280**	8,568
Total		37,943	40,891	39,772	42,190	**40,205**	**122,167**	118,587
MANGANESE								
MANGANESE ORES								
Saleable production ('000 tonnes)								
South Africa (f)	44.4%	917	989	858	834	**859**	**2,551**	2,636
Australia (f)	60%	1,123	1,077	1,288	1,283	**1,149**	**3,720**	3,229
Total		2,040	2,066	2,146	2,117	**2,008**	**6,271**	5,865
MANGANESE ALLOYS								
Saleable production ('000 tonnes)								
South Africa (f) (g)	60%	81	75	93	91	**86**	**270**	329
Australia (f)	60%	57	-	37	62	**57**	**156**	198
Total		138	75	130	153	**143**	**426**	527
METALLURGICAL COAL								
Production ('000 tonnes) (h)								
BMA	50%	4,226	4,105	5,182	5,440	**5,327**	**15,949**	14,506
BHP Mitsui Coal (i)	80%	1,649	1,661	1,766	1,589	**1,862**	**5,217**	5,032
Illawarra	100%	1,462	2,343	1,990	1,859	**1,777**	**5,626**	5,583
Total		7,337	8,109	8,938	8,888	**8,966**	**26,792**	25,121
ENERGY COAL								
Production ('000 tonnes)								
South Africa	100%	7,895	8,313	8,454	7,969	**7,302**	**23,725**	24,966
USA	100%	2,109	2,673	3,871	2,798	**2,835**	**9,504**	6,739
Australia	100%	4,291	4,393	4,453	4,827	**3,837**	**13,117**	12,364
Colombia	33%	2,953	3,105	2,829	2,662	**1,512**	**7,003**	8,558
Total		17,248	18,484	19,607	18,256	**15,486**	**53,349**	52,627

(a) LPG and ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b) Metal production is reported on the basis of payable metal.
(c) Includes Cerro Colorado and Spence.
(d) Iron ore production is reported on a wet tonnes basis.
(e) Newman includes Mt Newman Joint Venture and Jimblebar.
(f) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(g) Production includes Medium Carbon Ferro Manganese.
(h) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 4

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
PETROLEUM							
BHP Billiton attributable production unless otherwise stated.							
CRUDE OIL & CONDENSATE ('000 barrels)							
Bass Strait	2,285	2,357	2,569	2,081	**1,934**	**6,584**	7,002
North West Shelf	1,671	1,587	1,867	1,829	**1,526**	**5,222**	4,757
Stybarrow	618	635	534	464	**323**	**1,321**	2,625
Pyrenees	2,540	2,482	2,605	2,379	**1,659**	**6,643**	9,648
Other Australia (a)	13	13	17	15	**15**	**47**	39
Atlantis (b)	2,262	39	1,554	2,376	**1,471**	**5,401**	6,733
Mad Dog (b)	-	-	369	906	**791**	**2,066**	-
Shenzi (b)	4,071	3,607	3,783	4,008	**3,580**	**11,371**	12,038
Onshore US (c)	2,202	2,434	2,358	2,658	**3,071**	**8,087**	4,505
Trinidad/Tobago	453	488	376	362	**331**	**1,069**	1,385
Other Americas (b) (d)	373	348	367	410	**384**	**1,161**	1,120
UK	328	367	260	355	**326**	**941**	1,208
Algeria (e)	1,236	1,291	1,309	1,316	**1,207**	**3,832**	4,171
Pakistan	75	78	68	69	**71**	**208**	244
Total	18,127	15,726	18,036	19,228	**16,689**	**53,953**	55,475
NATURAL GAS (billion cubic feet)							
Bass Strait	19.74	31.47	40.06	26.67	**23.38**	**90.11**	75.27
North West Shelf	29.60	29.80	35.33	34.09	**31.29**	**100.71**	95.13
Other Australia (a)	4.42	4.87	6.20	5.48	**5.17**	**16.85**	13.43
Atlantis (b)	1.18	0.01	0.59	0.89	**0.54**	**2.02**	2.49
Mad Dog (b)	-	-	0.06	0.18	**0.15**	**0.39**	-
Shenzi (b)	0.56	0.47	2.11	0.94	**0.81**	**3.86**	1.75
Onshore US (c)	124.17	124.53	122.59	123.03	**115.69**	**361.31**	323.39
Trinidad/Tobago	9.50	9.54	9.21	9.15	**8.84**	**27.20**	28.53
Other Americas (b) (d)	1.09	0.79	0.35	0.48	**0.59**	**1.42**	3.26
UK	5.03	5.54	3.29	5.26	**6.44**	**14.99**	14.45
Pakistan	13.88	14.23	13.06	13.49	**14.37**	**40.92**	43.31
Total	209.17	221.25	232.85	219.66	**207.27**	**659.78**	601.01
NGL ('000 barrels of oil equivalent)							
Bass Strait	1,355	1,738	2,053	1,342	**1,405**	**4,800**	4,585
North West Shelf	421	342	385	354	**323**	**1,062**	1,278
Atlantis (b)	221	1	54	209	**96**	**359**	464
Mad Dog (b)	-	-	16	72	**55**	**143**	-
Shenzi (b)	291	244	370	324	**269**	**963**	880
Onshore US (c)	1,275	1,388	1,516	1,736	**2,004**	**5,256**	2,634
Other Americas (b) (d)	34	24	17	16	**13**	**46**	109
UK	12	21	-	11	**17**	**28**	75
Algeria (e)	-	-	-	-	**-**	**-**	302
Total	3,609	3,758	4,411	4,064	**4,182**	**12,657**	10,327
TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent) (f)	56.60	56.36	61.25	59.90	**55.42**	**176.57**	165.98

(a) Other Australia includes Minerva.
(b) Gulf of Mexico volumes are net of royalties.
(c) Petrohawk Energy Corporation acquisition completed on 20 August 2011. Onshore US volumes are net of mineral holder royalties.
(d) Other Americas includes Neptune, West Cameron 76, Genesis and Starlifter. West Cameron 76 and Starlifter were divested in May 2012.
(e) Algeria includes ROD and Ohanet. The Ohanet Risk Sharing Contract expired in October 2011.
(f) Total barrels of oil equivalent (boe) conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 5

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
ALUMINIUM AND NICKEL							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
ALUMINA							
Saleable production							
Worsley, Australia	741	730	859	944	**911**	**2,714**	2,187
Alumar, Brazil	311	309	311	288	**302**	**901**	926
Total	1,052	1,039	1,170	1,232	**1,213**	**3,615**	3,113
Sales							
Worsley, Australia	713	750	820	916	**910**	**2,646**	2,178
Alumar, Brazil	216	356	352	298	**296**	**946**	845
Total	929	1,106	1,172	1,214	**1,206**	**3,592**	3,023
ALUMINIUM							
Production							
Hillside, South Africa	144	117	139	166	**177**	**482**	504
Bayside, South Africa	26	23	25	25	**26**	**76**	75
Alumar, Brazil	42	42	39	39	**37**	**115**	128
Mozal, Mozambique	65	66	67	67	**64**	**198**	198
Total	277	248	270	297	**304**	**871**	905
Sales							
Hillside, South Africa	141	126	139	171	**166**	**476**	490
Bayside, South Africa	27	21	26	26	**27**	**79**	76
Alumar, Brazil	31	45	46	41	**39**	**126**	118
Mozal, Mozambique	66	54	58	65	**76**	**199**	211
Total	265	246	269	303	**308**	**880**	895
NICKEL							
Cerro Matoso, Colombia							
Production	13.4	12.8	13.3	12.4	**12.3**	**38.0**	36.1
Sales	13.8	12.9	12.3	13.7	**13.0**	**39.0**	34.6
Nickel West, Australia							
Saleable production							
Nickel contained in concentrate	2.3	2.3	1.3	4.1	**3.1**	**8.5**	6.7
Nickel contained in finished matte	10.5	14.2	5.8	7.6	**9.7**	**23.1**	34.7
Nickel metal	15.5	13.4	16.6	10.6	**17.0**	**44.2**	37.7
Nickel production	28.3	29.9	23.7	22.3	**29.8**	**75.8**	79.1
Sales							
Nickel contained in concentrate	1.5	3.6	1.6	2.9	**3.1**	**7.6**	5.3
Nickel contained in finished matte	10.2	16.7	6.7	7.0	**9.0**	**22.7**	34.2
Nickel metal	14.2	15.7	14.2	12.8	**19.5**	**46.5**	34.5
Nickel sales	25.9	36.0	22.5	22.7	**31.6**	**76.8**	74.0

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 6

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
BASE METALS								
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.								
Escondida, Chile								
Material mined (100%)	('000 tonnes)	103,321	109,724	102,499	96,938	**94,567**	**294,004**	268,479
Sulphide ore milled (100%)	('000 tonnes)	16,449	18,640	16,850	18,796	**18,964**	**54,610**	47,141
Average copper grade	(%)	1.14%	1.37%	1.35%	1.39%	**1.44%**	**1.40%**	1.03%
Production ex mill (100%)	('000 tonnes)	153.1	211.7	185.2	216.6	**229.3**	**631.1**	389.3
Production								
Payable copper	('000 tonnes)	87.7	115.8	101.2	120.7	**128.0**	**349.9**	218.0
Payable gold concentrate	(fine ounces)	12,732	12,817	9,419	13,877	**14,545**	**37,841**	38,037
Copper cathode (EW)	('000 tonnes)	47.4	48.7	41.6	40.8	**43.3**	**125.7**	123.3
Payable silver concentrate	('000 ounces)	481	488	350	481	**493**	**1,324**	1,433
Sales								
Payable copper	('000 tonnes)	82.6	113.1	95.7	134.7	**123.8**	**354.2**	213.9
Payable gold concentrate	(fine ounces)	11,998	12,683	8,999	11,060	**10,537**	**30,596**	37,407
Copper cathode (EW)	('000 tonnes)	44.3	53.4	38.8	46.8	**34.0**	**119.6**	115.3
Payable silver concentrate	('000 ounces)	454	483	324	444	**414**	**1,182**	1,416
Pampa Norte, Chile								
Cerro Colorado								
Material mined	('000 tonnes)	16,320	16,246	16,067	15,722	**14,964**	**46,753**	47,848
Ore milled	('000 tonnes)	4,300	4,388	4,505	4,206	**4,350**	**13,061**	13,509
Average copper grade	(%)	0.72%	0.61%	0.55%	0.66%	**0.65%**	**0.62%**	0.72%
Production								
Copper cathode (EW)	('000 tonnes)	18.7	18.7	17.8	17.9	**14.6**	**50.3**	64.7
Sales								
Copper cathode (EW)	('000 tonnes)	20.2	19.1	16.1	18.8	**13.7**	**48.6**	66.4
Spence								
Material mined	('000 tonnes)	29,982	28,594	27,541	25,999	**28,861**	**82,401**	76,309
Ore milled	('000 tonnes)	4,279	3,604	3,752	4,161	**4,041**	**11,954**	13,050
Average copper grade	(%)	1.20%	1.28%	1.17%	1.29%	**1.38%**	**1.28%**	1.33%
Production								
Copper cathode (EW)	('000 tonnes)	47.5	43.4	34.9	40.9	**41.8**	**117.6**	136.9
Sales								
Copper cathode (EW)	('000 tonnes)	44.1	51.3	31.1	42.6	**29.8**	**103.5**	133.9

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 7

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
BASE METALS								

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013 (YTD)**	MAR 2012 (YTD)
Antamina, Peru								
Material mined (100%)	('000 tonnes)	41,474	48,256	54,482	49,246	**48,032**	**151,760**	124,445
Sulphide ore milled (100%)	('000 tonnes)	10,162	12,295	12,274	11,752	**10,330**	**34,356**	29,214
Average head grades								
- Copper	(%)	1.10%	1.01%	1.15%	1.16%	**0.88%**	**1.07%**	1.12%
- Zinc	(%)	0.84%	0.80%	0.66%	0.64%	**0.93%**	**0.73%**	0.75%
Production								
Payable copper	('000 tonnes)	30.9	34.9	40.2	39.6	**25.2**	**105.0**	92.1
Payable zinc	(tonnes)	16,823	18,208	14,514	12,587	**19,148**	**46,249**	39,332
Payable silver	('000 ounces)	1,170	1,043	919	934	**802**	**2,655**	3,229
Payable lead	(tonnes)	148	333	260	198	**181**	**639**	455
Payable molybdenum	(tonnes)	521	464	454	410	**321**	**1,185**	1,882
Sales								
Payable copper	('000 tonnes)	30.7	32.7	39.7	42.7	**24.1**	**106.5**	90.6
Payable zinc	(tonnes)	13,464	18,174	15,519	17,874	**16,062**	**49,455**	35,704
Payable silver	('000 ounces)	1,114	896	849	1,101	**772**	**2,722**	2,887
Payable lead	(tonnes)	200	48	330	276	**115**	**721**	430
Payable molybdenum	(tonnes)	669	488	536	381	**371**	**1,288**	1,809
Cannington, Australia								
Material mined	('000 tonnes)	756	880	717	817	**810**	**2,344**	2,353
Ore milled	('000 tonnes)	778	845	773	793	**713**	**2,279**	2,492
Average head grades								
- Silver	(g/t)	367	417	355	317	**364**	**345**	356
- Lead	(%)	8.0%	8.6%	7.6%	7.0%	**7.7%**	**7.4%**	8.3%
- Zinc	(%)	2.7%	2.5%	2.5%	2.9%	**2.7%**	**2.7%**	2.8%
Production								
Payable silver	('000 ounces)	7,836	9,757	7,689	6,949	**7,323**	**21,961**	24,451
Payable lead	(tonnes)	53,412	63,334	51,923	45,937	**48,899**	**146,759**	175,756
Payable zinc	(tonnes)	12,904	12,540	11,408	13,622	**11,045**	**36,075**	42,137
Sales								
Payable silver	('000 ounces)	7,081	10,784	8,506	6,694	**7,265**	**22,465**	22,475
Payable lead	(tonnes)	49,027	73,400	59,042	46,319	**48,661**	**154,022**	163,942
Payable zinc	(tonnes)	10,780	14,399	10,379	16,321	**9,439**	**36,139**	40,592

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 8

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
Olympic Dam, Australia								
Material mined (a)	('000 tonnes)	2,389	2,629	2,226	2,123	**2,448**	**6,797**	7,372
Ore milled	('000 tonnes)	2,195	2,475	2,471	2,435	**2,353**	**7,259**	7,106
Average copper grade	(%)	2.01%	1.86%	1.90%	1.71%	**1.73%**	**1.78%**	2.02%
Average uranium grade	(kg/t)	0.57	0.55	0.54	0.51	**0.50**	**0.52**	0.54
Production								
Copper cathode (ER)	('000 tonnes)	45.2	46.0	34.0	30.4	**44.7**	**109.1**	134.3
Copper cathode (EW)	('000 tonnes)	2.6	3.8	3.0	3.2	**3.0**	**9.2**	8.5
Uranium oxide concentrate	(tonnes)	896	1,080	1,042	1,014	**933**	**2,989**	2,805
Refined gold	(fine ounces)	31,952	27,752	23,017	24,215	**27,531**	**74,763**	90,093
Refined silver	('000 ounces)	228	251	207	193	**214**	**614**	656
Sales								
Copper cathode (ER)	('000 tonnes)	44.4	47.8	35.1	33.2	**40.1**	**108.4**	132.5
Copper cathode (EW)	('000 tonnes)	3.0	3.1	3.4	2.7	**3.1**	**9.2**	9.0
Uranium oxide concentrate	(tonnes)	640	1,252	615	1,343	**816**	**2,774**	2,676
Refined gold	(fine ounces)	36,832	29,257	20,949	25,227	**24,678**	**70,854**	90,138
Refined silver	('000 ounces)	268	200	265	169	**211**	**645**	712

(a) Material mined refers to run of mine ore mined and hoisted.

		MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
Pinto Valley, US (a)								
Production								
Payable copper	('000 tonnes)	-	-	-	0.5	**5.3**	**5.8**	-
Copper cathode (EW)	('000 tonnes)	1.4	1.2	1.2	1.2	**1.2**	**3.6**	4.2
Payable silver	('000 ounces)	-	-	-	-	**11**	**11**	-
Sales								
Payable copper	('000 tonnes)	-	-	-	-	**2.6**	**2.6**	-
Copper cathode (EW)	('000 tonnes)	1.2	1.2	1.2	1.2	**1.1**	**3.5**	4.1
Payable silver	('000 ounces)	-	-	-	-	**11**	**11**	-

(a) Mining operations at Pinto Valley were restarted during the December 2012 quarter.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 9

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
DIAMONDS AND SPECIALTY PRODUCTS								
BHP Billiton attributable production and sales unless otherwise stated.								
DIAMONDS								
EKATI™, Canada (a)								
Ore Processed (100%)	('000 tonnes)	1,001	1,214	1,042	982	**954**	**2,978**	3,268
Production	('000 carats)	433	413	313	295	**322**	**930**	1,371

(a) On 10 April 2013 BHP Billiton completed the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamonds Marketing operations.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 10

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
IRON ORE							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
IRON ORE (a)							
Pilbara, Australia							
Production							
Newman (b)	11,789	13,132	11,752	12,809	**13,028**	**37,589**	38,194
Goldsworthy Joint Venture	37	143	432	378	**296**	**1,106**	625
Area C Joint Venture	10,343	11,166	10,937	10,245	**10,983**	**32,165**	31,259
Yandi Joint Venture	13,063	13,595	13,771	15,954	**13,302**	**43,027**	39,941
Total (BHP Billiton share)	35,232	38,036	36,892	39,386	**37,609**	**113,887**	110,019
Total production (100%)	41,449	44,748	43,403	46,337	**44,245**	**133,985**	129,434
Sales							
Lump	8,235	9,100	8,338	9,806	**9,339**	**27,483**	24,679
Fines	26,523	28,870	28,718	30,479	**28,370**	**87,567**	84,240
Total (BHP Billiton share)	34,758	37,970	37,056	40,285	**37,709**	**115,050**	108,919
Total sales (100%)	40,892	44,670	43,595	47,393	**44,363**	**135,351**	128,140
Samarco, Brazil							
Production	2,711	2,855	2,880	2,804	**2,596**	**8,280**	8,568
Sales	2,453	2,778	2,622	3,227	**2,515**	**8,364**	8,340

(a) Iron ore production and sales are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 11

PRODUCTION AND SALES REPORT

MANGANESE

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	QUARTER ENDED					YEAR TO DATE	
	MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
MANGANESE ORE							
South Africa (a)							
Saleable production	917	989	858	834	**859**	**2,551**	2,636
Sales	871	866	878	808	**835**	**2,521**	2,585
Australia (a)							
Saleable production	1,123	1,077	1,288	1,283	**1,149**	**3,720**	3,229
Sales	1,115	1,343	1,171	979	**1,326**	**3,476**	3,085
MANGANESE ALLOY							
South Africa (a) (b)							
Saleable production	81	75	93	91	**86**	**270**	329
Sales	122	104	74	112	**89**	**275**	355
Australia (a)							
Saleable production	57	-	37	62	**57**	**156**	198
Sales	57	23	46	52	**68**	**166**	206

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(b) Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 12

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2012	JUN 2012	SEP 2012	DEC 2012	**MAR 2013**	**MAR 2013**	MAR 2012
METALLURGICAL COAL							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
METALLURGICAL COAL (a)							
Queensland, Australia							
Production							
BMA							
Blackwater	955	991	1,148	1,588	**1,157**	**3,893**	3,444
Goonyella	1,153	1,012	1,535	1,392	**1,478**	**4,405**	3,991
Peak Downs	788	783	1,029	1,151	**1,225**	**3,405**	2,751
Saraji	627	724	773	994	**711**	**2,478**	2,329
Norwich Park (b)	248	193	-	-	**-**	**-**	982
Gregory Joint Venture (c)	455	402	697	315	**657**	**1,669**	1,009
Daunia (d)	-	-	-	-	**99**	**99**	-
BMA total	4,226	4,105	5,182	5,440	**5,327**	**15,949**	14,506
BHP Mitsui Coal (e)							
South Walker Creek	1,040	1,034	1,084	864	**1,188**	**3,136**	3,047
Poitrel	609	627	682	725	**674**	**2,081**	1,985
BHP Mitsui Coal total	1,649	1,661	1,766	1,589	**1,862**	**5,217**	5,032
Queensland total	5,875	5,766	6,948	7,029	**7,189**	**21,166**	19,538
Sales							
Coking coal	4,522	4,007	4,058	5,561	**4,933**	**14,552**	14,433
Weak coking coal	1,595	1,512	1,545	1,820	**2,029**	**5,394**	5,033
Thermal coal	111	90	239	237	**75**	**551**	307
Total	6,228	5,609	5,842	7,618	**7,037**	**20,497**	19,773
Illawarra, Australia							
Production	1,462	2,343	1,990	1,859	**1,777**	**5,626**	5,583
Sales							
Coking coal	1,460	1,845	1,775	1,785	**1,595**	**5,155**	4,388
Thermal coal	219	279	502	327	**145**	**974**	819
Total	1,679	2,124	2,277	2,112	**1,740**	**6,129**	5,207

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Norwich Park ceased production on 11 May 2012.
(c) Gregory open-cut ceased production on 10 October 2012.
(d) Daunia project achieved first production in the March 2013 quarter.
(e) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 13

PRODUCTION AND SALES REPORT

QUARTER ENDED YEAR TO DATE

MAR JUN SEP DEC MAR MAR MAR

2012 2012 2012 2012 2013 2013 2012

ENERGY COAL

BHP Billiton attributable production and sales unless otherwise stated.

(‘000 tonnes)

South Africa

Production 7,895 8,313 8,454 7,969 7,302 23,725 24,966

Sales

Export 3,807 3,314 3,385 3,583 3,604 10,572 10,792

Local utility 4,397 4,571 4,869 4,615 4,171 13,655 14,601

Inland 124 74 38 28 32 98 374

Total 8,328 7,959 8,292 8,226 7,807 24,325 25,767

New Mexico, US

Production

Navajo Coal 1,913 1,853 1,804 1,377 1,840 5,021 5,151

San Juan Coal 196 820 2,067 1,421 995 4,483 1,588

Total 2,109 2,673 3,871 2,798 2,835 9,504 6,739

Sales - local utility 3,057 2,773 3,420 3,265 3,275 9,960 9,795

NSW Energy Coal, Australia

Production 4,291 4,393 4,453 4,827 3,837 13,117 12,364

Sales

Export 3,160 4,388 4,488 4,187 4,505 13,180 10,249

Inland 297 404 250 265 174 689 1,255

Total 3,457 4,792 4,738 4,452 4,679 13,869 11,504

Cerrejon Coal, Colombia

Production 2,953 3,105 2,829 2,662 1,512 7,003 8,558

Sales - export 2,652 2,942 2,630 2,702 1,774 7,106 8,337

BHP Billiton Production Report for the nine months ended 31 March 2013 Page 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 17, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary